September 7, 2007

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ruby Newco LLC
News Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of our clients, Ruby Newco LLC, a Delaware limited liability company (the “Company”), and News Corporation, a Delaware corporation and the parent of the Company (“News”), we are transmitting for filing with the Securities and Exchange Commission (the “Commission”) in electronic form a Registration Statement on Form S-4 (the “Registration Statement”) in connection with a proposed merger transaction (the “Merger”) between Dow Jones & Company, Inc., a Delaware corporation (“Dow Jones”) and Diamond Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of the Company.

Should you have any questions regarding the Registration Statement, please feel free to contact William A. Bennett at (202) 637-5786 or the undersigned at (212) 918-3000.

Very truly yours,

/s/ Amy Bowerman Freed

Amy Bowerman Freed

cc:	Lawrence A. Jacobs
Senior Executive Vice President and
Group General Counsel
News Corporation

Joseph A. Stern
Executive Vice President, General Counsel and
Corporate Secretary
Dow Jones & Company, Inc.

Lou R. Kling Howard L. Ellin Skadden, Arps, Slate, Meagher & Flom LLP

Arthur Fleischer, Jr. Philip Richter Fried, Frank, Harris, Shriver & Jacobson LLP

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